UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 6, 2006

Commission File Number: 000-51631

WiderThan Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Republic of Korea ———————————————————————————————————
(Jurisdiction of incorporation or organization)

17F, K1 REIT Building 463 Chungjeong-Ro 3-Ga Seodaemun-Gu Seoul, 120-709, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

On January 6, 2006, WiderThan Co., Ltd. (the “Company”) issued a press release regarding its selection by Verizon Wireless as an application service provider for Verizon Wireless’ new V CAST Music service. The WiderMusic™ Service
Platform (WMSP) enables Verizon Wireless customers to download music instantly, any time and from anywhere in the V CAST service area.
A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibits
99.1 Press Release issued on January 6, 2006

Exhibit 99.1

  NEWS
For Immediate Release

[WIDERTHAN LOGO]

Media Contacts
Maya Lee
Fleishman-Hillard for WiderThan
212-453-2317
leemay@fleishman.com

[VERIZON WIRELESS LOGO]

Jeffrey Nelson
Verizon Wireless
908-306-4824
 jeffrey.nelson@verizonwireless.com

WiderThan Powers Verizon Wireless V CAST Music

WiderMusic™ Service Platform Enables Verizon Wireless Customers to Download
Music On Their Phones

Las Vegas and Seoul, South Korea – January 6, 2006 –  WiderThan (NASDAQ:
WTHN), a leading global provider of integrated mobile entertainment solutions for wireless carriers, announced that it has been selected by Verizon Wireless as an application service provider for Verizon Wireless’ new V CAST Music service. The WiderMusic™ Service Platform (WMSP) enables Verizon Wireless customers to download music instantly, any time and from anywhere in the V
CAST service area.

Leveraging WiderThan’s music services, Verizon Wireless becomes the first and only U.S. service provider to offer a full-function mobile music service that allows users to download full music tracks over the air and transfer digital music between their wireless phones and PCs. V CAST Music is also currently the largest wireless music service provider in the U.S, offering customers one million unique songs by spring.

Working closely with Verizon Wireless and the leading music labels,
WiderThan’s WMSP will host, deliver and maintain Verizon Wireless’ music content. V CAST Music will be available on January 16, 2006 and will be available throughout 1,900 Verizon Wireless Communication stores, Circuit City locations and online at www.verizonwireless.com.

Jim Straight, vice president of wireless Internet and multimedia services for
Verizon Wireless, said, “Our decision to engage WiderThan as a service provider for V CAST Music was easy, as WiderThan continues to be a strategic part of our commitment to stay ahead of wireless trends to meet our customers’
needs.”

WiderThan has been working with Verizon Wireless since 2001. As a result of the collaboration between the two companies, Verizon Wireless customers enjoy a full spectrum of mobile entertainment solutions, including ringback tones, master ring tones and games.

“As the demand for more comprehensive mobile entertainment services continues to increase in the U.S., we are committed to working closely with Verizon
Wireless to expand music capabilities, which are becoming increasingly popular,” said Vern Poyner, executive vice president and CEO, WiderThan
Americas. “The WiderMusic Service Platform is a comprehensive solution that provides the backbone of V CAST Music and its full function capabilities.”

About WiderThan
WiderThan is a leading provider of integrated mobile entertainment solutions for wireless carriers. Our applications, content and services enable wireless carriers to provide a broad ranges of mobile entertainment, such as ringback tones, music-on-demand, mobile games, ringtones, messaging and information services, to their subscribers. WiderThan currently provides mobile entertainment solutions to 42 wireless carriers in 17 countries, including SK
Telecom in Korea, Cingular Wireless, Sprint Nextel, T-Mobile USA and Verizon
Wireless in the United States, Bharti Airtel in India and Globe Telecom in the
Philippines.

About Verizon Wireless
Verizon Wireless owns and operates the nation's most reliable wireless network, serving 49.3 million voice and data customers.  Headquartered in
Bedminster, N.J., Verizon Wireless is a joint venture of Verizon
Communications (NYSE: VZ) and Vodafone (NYSE and LSE: VOD).  Find more information on the Web at http://www.verizonwireless.com.  To preview and request broadcast-quality video footage and high-resolution stills of Verizon
Wireless operations, log on to the Verizon Wireless Multimedia Library at
http://www.verizonwireless.com/multimedia.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WiderThan Co., Ltd.

Date: January 6, 2006	By:	Sang Jun Park
	Name:	Sang Jun Park
	Title:	Chief Executive Officer